Exhibit 99.1

 2015 Investor Day  AerCap Holdings N.V.  September 10, 2015, New York

 This presentation contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this presentation are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this presentation will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this presentation might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.The information in this document is the property of AerCap Holdings N.V. and its subsidiaries and may not be copied or communicated to a fourth party, or used for any purpose other than that for which it is supplied without the express written consent of AerCap Holdings N.V. and its subsidiaries.No warranty or representation is given concerning such information, which must not be taken as establishing any contractual or other commitment binding upon AerCap Holdings N.V. or any of its subsidiaries or associated companies.  Disclaimer Incl. Forward Looking Statements & Safe Harbor

 Agenda    |  Introduction    John WikoffHead of Investor Relations    |  AerCap Overview    Aengus KellyChief Executive Officer    |  Leasing Strategy    Philip ScruggsPresident & Chief Commercial Officer    |  Portfolio Management    Edward O’ByrneChief Investment Officer    |  Q&A and Break

   |  Risk Management  Anton JoinerChief Risk Officer    |  OEM Relations  Martin OlsonHead of OEM Relations     |  Financial Performance  Keith HelmingChief Financial Officer     |  Q&A      |  Summary and Closing  Aengus KellyChief Executive Officer  Agenda

 AerCap Overview  Aengus KellyChief Executive Officer

 AerCap Investor Day – Key Takeaways  Aircraft leasing is a stable and profitable business with tremendous growth opportunitiesMore people will travel each year than did in the previous year for the foreseeable future  A well-managed aircraft portfolio will generate stable and durable cash flows over the long termSelling aircraft is as important as buying aircraft We are the industry leading platform with only a few discernable competitorsHigh barriers to entry ensure this won’t change any time soonWe are a global platform with transferrable assetsWe can move aircraft from nonperforming areas while airlines are trapped in their local marketsWe take pride in our risk management culture and emphasize the importance of ‘getting paid’Since 2006, our average annual utilization rate is 98.6% and average impairments are 0.13% of assets  We are here to make money for our shareholders and disciplined in how we do it

A Legacy of Growth and Innovation

AerCap Aviation Solutions

AerCap has continued its expansion over the years with deep roots in the industry

ILFC / GPA established

1980s — Emergence of Industry Leadership

- ILFC places **landmark** order for Airbus and Boeing aircraft
- GPA becomes the world's **largest lessor**

1990s — Ownership Changes & Industry Growth

- **AIG** acquires ILFC
- GPA **restructuring** with partial aircraft sale to GECAS
- GPA becomes **AerFi** as part of TPG deal

2000s — Formation of "New" AerCap

- **debis AirFinance** acquires AerFi
- **Cerberus** acquires debis AirFinance, renames to **AerCap**
- AerCap **IPO** on NYSE

2010-today — Transformation to Industry Leader

- Cerberus share **repurchase** representing ~25% of outstanding
- **Investment Grade Rating** (S&P, Fitch)
- AerCap **acquires** ILFC
- AIG fully **divests** ($750M share repurchase)

AerCap is the leader in aircraft leasing

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AERCAP.COM

 Since 2007 AerCap has grown its assets ten-fold with consistent 12% annual average EPS1 growth through all economic cycles    2007 Adjusted EPS: $2.48; 1H 2015 Annualized Adjusted EPS: $6.32  9.6%Average NIM    4.2%Average NIM less Depreciation  10xAsset Increase     Financial Crisis        Ebola/Russian Crisis    European Crisis    Oil Crisis                Historical Average  Historical Average  121086420    2007  2008  2009  2010  2011  2012  2013  2014  YTD 2015  454035302520151050      AerCap’s Consistent Profitability  ($ billion)      Peak oil $145/bbl    (%)

       Then and Now  Since the 2013 Investor Day, AerCap has transformed into the leading global lessor  AerCap has surpassed all financial and integration targets set in advance of the ILFC acquisition  Equity  $7.8B  $2.4B  3.2x  Net income  $1.3B  $0.3B  4.3x  Total revenue  $5.2B  $1.1B  4.7x  Assets  $44.1B  $9.5B  4.6x  Aircraft  1,267  378  3.4x  Cash flow  $3.3B  $0.7B  4.7x  Transactions  531  197  2.7x  Orderbook  461  44  10.5x    2015  2013  Change                  As of June 30, 2015 and December 31, 2013 Results LTMOwned and managed fleet, including AerDragon   3  2  2  2  2  1  1

AerCap's Business Principles



AerCap's operating strategy will remain focused on our key business principles

Leasing Strategy

- Highly diversified customer base
- Wide geographical coverage
- Security deposits and maintenance reserves to protect against lessee defaults
- Proactive risk management

Capital Structure

- Focus on long-term funding to match fund long-term assets
- Flexible repayment profiles
- Conservative leverage
- Highly diversified funding sources

Portfolio Management

- Focus on in-production liquid aircraft types
- Continually optimize portfolio through aircraft acquisitions and disposals
- Assets owned in appropriate tax jurisdictions

Hedging Policy

- Hedge through a mix of interest rate caps, swaps and fixed-rate loans
- Provides benefit of decreasing interest rates, while protecting against increasing interest rates

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 Industry Overview  Aircraft leasing has a strong track record and has been on a robust growth path  Healthy and balanced global demand for existing and new aircraft, with air traffic expected to double over the next 15 years1   Half of world airline fleet expected to be leased by 2020, compared with 42% in 20152  Lessors expected to continue to be responsible for funding the largest share of aircraft deliveries2  38,000 new commercial aircraft to be delivered at a value greater than $5.6 trillion over the next 20 years3  Dominated primarily by Boeing and Airbus, each sharing roughly 50% of the market3     Very few global industry players due to high barriers to entry  FAA ForecastBoeing Current Aircraft Finance Market Outlook 2015Boeing Current Market Outlook 2015

Increasing Demand for Operating Leases



Over the past 20 years the world fleet DOUBLED while the operating lease fleet size multiplied by FOUR

PROPORTION OF GLOBAL FLEET ON OPERATING LEASE[1]



Operating lease
Owned Fleet
8,671
10,417
11,718
13,677
16,866
20%
42%
1,765
2,699
4,465
5,390
7,029
1995
2000
2005
2010
2015

LEASING REPRESENTS A SIGNIFICANT SHARE OF MAJOR AIRLINES' FLEET[2]



% leased
93% Virgin Atlantic
87% Garuda
54% Emirates
52% Air France
45% American Airlines
43% China Southern
32% British Airways
27% China Eastern Airlines
20% United Airlines
20% LATAM

(1) Ascend Fleets Database, Airbus, Boeing, Lockheed, McDonnell-Douglas in service passenger jets – excludes regional jets
(2) Ascend as of June 30, 2015 - leased summary share, Airbus, Boeing, McDonnell-Douglas in service, passenger jets

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 Resilient, growing air travel market expected to continue  Air Travel Growth    ASK growth projected to rise in 2015, ranging from 3.1% in North America to 12.9% in the Middle East2   85% world traffic RPK increase since 9/11 despite the different crises around the world  ROBUST GLOBAL TRAFFIC  WORLD ANNUAL TRAFFIC (RPKs – trillions)1  85%  Oil Crisis    Gulf Crisis    Asian Crisis     9/11    SARS    Financial/Euro Crisis    0.0  1.0  2.0  3.0  4.0  5.0  6.0  Airbus Market Outlook 2015IATA June 2015 - Estimate for 2014 and forecast for 2015 for system-wide global commercial airlines   2015 world traffic RPK growth expected at 6.7%, up from 6.0% in 20142  2015 total passenger traffic expected at 3.5 billion, up from 3.3 billion in 20142   7.0  Oil Crisis    1969  1974  1979  1984  1989  1994  1999  2004  2009  2014  Russian Crisis

       Based on fleet data of owned and managed aircraft for top 40 lessors from Flightglobal’s Ascend Fleets database for December 2014, excludes Boeing Capital  AerCap’s scale and orderbook provide a key competitive advantage  LEASING MARKET SHARE by fleet size1     1,6761    1,6091  Air Lease Corporation5751  SMBC Aviation Capital5991    $30+ BILLION1  $5-12 BILLION1   UNDER $5 BILLION1  This is only a selected group of lessors    31%    40%  34%    26%  Competitive Industry Landscape

           Objectives for the Future  Our ultimate objective is to make money for our shareholders     Keep aircraft portfolio at the forefront of our thinking  HAVE THE AIRCRAFT CUSTOMERS WANT      CUSTOMER TARGETS  OPERATIONAL TARGETS  Lease aircraft to drive earnings and maintain high aircraft utilization rate  LEASE THE AIRCRAFT      Manage our customers to ensure timely flow of receivables   GET PAID  Monitor maintenance and record keeping to preserve asset value  MAINTAIN THE TECHNICAL VALUE OF THE FLEET  Maintain a stable, long-term debt structure – availability of funds comes first, cost is second   LONG-TERM FUNDING  Maximize tax advantages without compromising portfolio quality   OPTIMIZE TAX POSITION  ENHANCE SHAREHOLDERVALUE

Disciplined Focus on Managing Business

AerCap takes a holistic approach to enhancing shareholder value



GROWTH IN THE BUSINESS
Forward Orders
Sale Lease-Back
Portfolio Acquisition (M&A)
Share Repurchase/ Dividend
CAPITAL ALLOCATION

- **Key drivers** of **shareholder return** include:
  - Forward Orders
  - Sale Lease-Back
  - Portfolio Acquisition (M&A)
  - Share Repurchase/Dividend
- New orders to drive **~5% per annum contracted growth** over the next few years
- **Sale Lease-Back and Portfolio Acquisition opportunities** are **continually evaluated** and acted upon opportunistically
- **Capital Allocation** represents an **important channel for shareholder return**

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 Leasing Strategy  Philip ScruggsPresident & Chief Commercial Officer

Global Customer Base

AERCAP Aviation Solutions



A diverse global network of more than 200 customers in ~90 countries

LESSEE DIVERSIFICATION



NORTH AMERICA / CARIBBEAN
14% of YTD 2015[1] lease revenues

EUROPE
32% of YTD 2015[1] lease revenues

ASIA / PACIFIC & RUSSIA
35% of YTD 2015[1] lease revenues

LATIN AMERICA
8% of YTD 2015[1] lease revenues

AFRICA / MIDDLE EAST
11% of YTD 2015[1] lease revenues

AerCap Office Locations

SELECT TOP AIRLINE CUSTOMERS

United
American
Aeromexico
LATAM
Emirates
Air France
Virgin Atlantic
China Southern
Southwest

(1) For the six months ended June 30, 2015

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     The Foundation of Our Business   Stable, Dependable Cash Flow    Long-Standing Strong Customers

   Largest Lessor Partner to Airlines Worldwide  Long-standing, strong customer relationships  By number or value of aircraft fleet      Customer  Years of Relationship  Number of Aircraft  AerCap Lessor Market Position1    27  88   #1    21  54  #1    21  53  #1    16  13  #1    23  18  #1    21  21  #1    18  15  #1    12  23  #1    21  12  #1    23  7  #1  Customer  Years of Relationship  Number of Aircraft  AerCap Lessor Market Position1    24  38   #1    23  44  #1    27  7  #1    19  12  #1    13  13  #1    27  17  #1    15  14  #1    20  14  #2    20  9  #1    26  8  #2  (Part of Etihad Group)

Global Leader in Leasing

Scale has its advantages

NUMBER OF AIRCRAFT IN SERVICE / FIRM ORDER[1]



Order book
In-service
1,751
1,735
658
598
459
447
399
353
325
325
227
193
188
175
169
GECAS
AERCAP
ALC
SMBC
BOC
CIT
BBAM
ACG
ICBC
AWAS
Avolon
BCC
CAL
ALAFCO
Macquarie

COMPETITIVE ADVANTAGES OF SCALE

- Ability to enter into **large, sophisticated, and strategic aircraft transactions**
- **Favorable terms** from manufacturers
- **Diversified aircraft** portfolio
- **Access to multiple sources of capital** with attractive pricing and terms
- **Diverse customer base** and geographic exposure
- **Teams in every region** in constant contact with customers

RESULTS

- **Stable, consistent returns** for shareholders

(1) Ascend, as of July 2015

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   VISION: A330-200s around the world              RESPONDING TO DEMAND ENVIRONMENT    IN CRISIS    EXPANDING      GROWING IN VACUUM OF IBERIA RETREAT    LAUNCHING LONG-HAUL     REDUCING FLEET COMPLEXITY & CAPACITY  Move 13    Vision, Reach, Scale - The AerCap Advantage       The Vision to see the whole world    The Reach to build and maintain relationships with airlines across the globe    The Scale to move aircraft around the globe and create unique solutions for customers  Turkish  Sichuan  Gulf Air  Azul  LATAM

   The AerCap Advantage Drives Superior Results  Moving capacity to maximize long-term shareholder value    737-700s placed with Southwest   27  Transaero  5x  Aerolineas Argentinas  10x  China Eastern  China Southern  8x  4x    Moving aircraft from 3 continents and 4 airlines to match worldwide capacity demand with aircraft supply

       25x A319-100s  4x 777-200ERs  4x 777-200ERs  17x A319-100s  25x A319-100s  17x A319-100s  24x A320neos            Vision, reach and scale to do transactions others cannot do  The AerCap Advantage Differentiates Us from Competitors

     Leasing Shapes Global Capacity  Aircraft leasing is the mechanism by which the market quickly and efficiently distributes capacity around the world     AerCap does it better than others

AerCap's Platform Capabilities

AerCap has executed 361 lease transactions over the past 12 months

279 NARROW BODY AIRCRAFT LEASE TRANSACTIONS
~53% extensions[1]



A320 family
115
737NG
99
A320neo family
51
Other
14

82 WIDE BODY AIRCRAFT LEASE TRANSACTIONS
~69% extensions[1]



787
9
767
12
A330
37
777
7
747
5
A350
6
A340
6

(1) Extension rate on existing leases

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       The System Matters  A well-synchronized organization delivers superior performance  Portfolio Management  Pricing  Receivables  Legal  Tax  Executive Team  Credit  Contracts  Risk  Leasing  Materiel  Strategic Planning  Treasury  Technical  Accounting  Finance  Local, self-sufficient, regional offices with Leasing, Pricing, Technical, Legal, Risk, and Portfolio Management functions that allow us to touch the customer, efficiently manage the business and drive consistent profitability Asia – 25 people Americas – 31 people EMEA – 70 people Delivering consistent results requires strong collaboration amongst team members with specialized skill setsUsing proprietary pricing, risk and communication tools, AerCap operates with the speed and flexibility of a small company and the economic strength of a well-established, multinational corporation

       ...And the Results Are Clear  AerCap’s placement of NEOs is outpacing the market  Ascend Fleets Database  % OF A320NEO BACKLOG LEASED  OPEN A320NEO POSITIONS  83 aircraft leased by AerCap through 2019 compared to 35 by other lessors  AerCap only has 58 positions available through 2019compared to 263 available with other lessors   80%  100%  40%  60%  20%  0%  Total  2016  2017  2019  2018      AerCap  Others      AerCap  Others  2016  2017  2018  2019

 Stable Profits for Shareholders  UTILIZATION RATE1  99.3%  For the twelve months ended June 30, 2015

 China

AerCap in China



China represents ~10% of AerCap's aircraft portfolio[1]

137 OWNED AIRCRAFT[2]



A319
32
A320
18
A321
11
A330-200
4
737-700
20
737-800
52

~90%[2] of the company's China exposure consists of A320 family and 737NG aircraft, which are the most liquid asset types

CHINA PORTFOLIO PROFILE



Other
18%
China Southern
43%
Air China
15%
China Eastern
24%

82% of the company's China exposure is with the "Big 3"



Current Installed Fleet
137
Planned Returns
38
Planned Used Aircraft Deliveries
4
Planned New Aircraft Deliveries
43
Projected Fleet
146

Number of aircraft in China to remain relatively stable

(1) Mainland China; Based on net book value as of June 30, 2015
(2) As of June 30, 2015; Based on current market value for the owned fleet

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 Despite the decline in GDP growth over the past 5 years from 9.5% to 7%, traffic growth has accelerated from 10.9% to 12.3%  Historic GDP: World Bank, for 1H 2015, National Bureau of Statistics of China; Fleet growth: Ascend Fleets Airbus and Boeing passenger jets     Traffic Continues to Grow

   China’s conservative delivery commitments leave a gap for the leasing community to fulfill aircraft requirements  Ascend Airbus and Boeing passenger aircraft 2H 2015 – 2019; Committed deliveries through leases, firm orders and LOIs; GDP forecast: Economist Intelligence Unit    China Has a Conservative Backlog  Over 700 additional aircraft required at conservative growth levels

 Portfolio Management  Edward O’Byrne Chief Investment Officer

Portfolio Management

Discipline enables sustainable superior returns

FUNCTIONS	KEY GOALS	RESULTS
Aircraft Acquisition: Forward Orders, Purchase & Lease-Backs	**Liquid portfolio** of in-demand assets	**Industry-leading** orderbook
Aircraft Disposition: Aircraft Sales & Trading	**Residual Value** Management	**Consistent Trading & Gains** on aircraft sales
Market Intelligence: Pricing & Analysis	**Value Optimization** via hold vs. sell arbitrage	**Insignificant impairment** activity
	$1B+ in annual liquidity	

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     AerCap focuses its fleet on the most liquid aircraft types today and invests in the most in-demand aircraft for tomorrow  AerCap estimates, Ascend, July 2015; Liquidity is a factor of operator base, fleet size    Perspectives on Aircraft Liquidity   AerCap orderbook  AerCap fleet (current technology)  Divestments or Non-targets  Strong      Outlook  Low  High  Liquidity    Invest/Divest cycles are driven by technology and other factors influencing demand

 Decades-Long Technology Cycles   Slow technology obsolescence makes for stable residuals  Airbus A320  1988  2018  ~2045  Boeing 737NG  1997(Jurassic 1967)  2019  ~2045  Airbus A330  1993  2018  ~2040  Boeing 777  1995  2022  ~2040    Start  End  Retirement  Assumptions:Ascend Fleets, AerCap estimatesExisting & announced OEMs’ production rateBoeing 2015 CMO ratio of 40% of the production used for replacement, 60% of the production used for growth  57 Years  7,000  48 Years  6,660  47 Years  1,250  45 Years  1,700  Life Cycle Duration  Peak Fleet  Life Cycle

   Portfolio Today and Tomorrow  As of June 30, 2015 and January 1, 2020 estimate respectively   Over the next 5 years, aircraft portfolio will grow by over 20% and consist of ~50% new technology assets       2015 PORTFOLIOFleet: 1,130 / Value: ~$37B  2020 PORTFOLIOFleet: 1,260 / Value: ~$45B

   AerCap executes transactions in all segments of the aircraft trading market  Investors in Aircraft Transactions  As of June 30, 2015; excludes ILFC sales before the acquisition   % OF AIRCRAFT VALUE SOLD DURING THE LAST 18 MONTHS1  0 - 5 YEARS  5 - 15 YEARS  15 - 25 YEARS  25+ YEARS  18%  10%  61%  11%    KEY TRADING TARGET: MIDLIFE AIRCRAFT     Leveraging AerCap’s Platform    Aircraft Age  Investor Segment  Over 25  Aircraft Sales at Lease EndPart-Out  15 – 25  Hedge Fund High Yield DesksSpecialized LessorsEstablished Lessors  5 – 15  Institutional Investors InsuranceBDCPensionEstablished Lessors  0 – 5  Retail ProductsTax Products Investors Far East / High Growth LessorsEstablished Lessors

New Investors Attracted to Aircraft Assets

Aircraft assets offer a wide array of risk/reward alternatives to satisfy different investment strategies

PRINCIPAL FACTORS DRIVING AIRCRAFT INVESTMENT

Attractive Investment Profile

- High cash yield
- Self-depreciating asset
- Medium to long term contracted cash flows
- Low aircraft value volatility
- High portfolio utilization

Robust Industry Fundamentals

- Passenger traffic growth
- Global fleet growth
- Rational OEM supply
- Long technology cycles
- Leasing enabling airline fleet flexibility

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   AerCap has one of the world’s most active aircraft trading team  Aircraft Trading and Portfolio Results     Revenue from AerCap owned & managed portfolio aircraft and equity instruments salesAs of June 30, 2015; Pre-tax gain from owned aircraft sales and part-outs, AerCap only – excludes ILFC2006 to 1H 2015: $119.0 million in total impairments, net of corresponding maintenance liability releases and EOL compensation received  393 AIRCRAFT SOLD AND PARTED-OUT SINCE 2006  ACQUISITIONS  5-6% committed CapEx Growth yearly50%+ of Balance Sheet in New Technology by 2020   MANAGEMENT OF RESIDUAL VALUE RISK  Average age of aircraft sold: 14.3 years 73% of units sold since ILFC acquisition are Old TechThese aircraft represent 6% of portfolio today, will be at ~0.5% by 2020Total net impairments since 20063: $53.0 million, average of 0.04% of assets for the period  2006  2007  2008  2009  2010  2011  2012  2013  2014  2015 Q2YTD  AIRCRAFT TRADING  ~400 aircraft sold; Proceeds1 of over $7.0 billionAverage P&L2: $1.6 million per owned aircraft sold

 Q&A  Aengus KellyChief Executive Officer  Edward O’Byrne Chief Investment Officer    Philip ScruggsPresident & Chief Commercial Officer

 AerCap Investor Day 2015 - Session Break

 Risk Management  Anton JoinerChief Risk Officer

Risk Management at Center of Operations



Focus on key business exercise of counterparty monitoring, getting paid, workout and repossession

ROBUST RISK MANAGEMENT PHILOSOPHY EMBEDDED ACROSS THE ORGANIZATION



CUSTOMER FACING
ANALYTICAL FOCUS
Leasing
Portfolio Management
Legal / Contracts

LEASING

- Shape customer leasing campaigns
  - Influencing transaction size, terms & conditions and geographic concentrations based on credit preferences

LEGAL / CONTRACTS

- Define contractual requirements and refine lease standards
- Ensure risk assessment is reflected in documentation

PORTFOLIO MANAGEMENT

- Continuous counterparty, geographic and asset risk assessment to define asset disposition strategy and optimize portfolio

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Robust Risk Management Procedures

Multi-disciplinary approach to customer credit management

LESSEE DILIGENCE

- Thorough customer diligence at LOI stage
- Annual financial review of all current and new customers
- Weighted qualitative and quantitative risk scoring
  - Risk score utilized to determine pricing, underwriting levels, deal terms, marketing focus and critical placement decisions

WATCHLIST

- Derived from risk scoring, payment/technical performance or exogenous shocks
- Identify and track potential expenses related to the aircraft
- Monitoring of lessees considered to be most at risk of causing an economic loss
- Heightened level of technical, legal and contractual involvement

WORKOUT/ REPOSSESSION

- Preparedness and action plan are key determinants of Loss Given Default (LGD)
- Distressed lessee relationships are predominantly managed by Risk department
  - Extensive experience in restructuring and repossession
- Critical to making timely and accurate judgment calls

Through its current and recent leasing activities with over 60% of the world's ~580 airlines; AerCap is best positioned to analyze industry trends and assess customer risks

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 Principal Lessor Credit Protections  Lease standards have been refined over several decades and continue to be shaped with experience across industry cycles    Restriction on removal of parts  Advance rentals  “Hell or high water” payment clause  Maintenance Reserves  Ability to ground aircraft  Strict maintenance standards  Full operational indemnities  Lessee hull loss, war risk and liability insurance  Security Deposits  Restriction on habitual base  Detailed return conditions  Numerous separate events of default  Lessor’s power to de-register  Lessor can assign rights  TOOLS AVAILABLE FOR ADDITIONAL ENHANCEMENT  Lessee cash flow security assignments  Foreign registry  Guarantees  Enhanced records protection  Entire cost of operation to lessee  Governing law (US/UK)  Rights of set-off  “As is where is” delivery

   Portfolio content heavily weighted towards industry leaders  AerCap Portfolio    Customer  % Rent1  Flag Carrier  Dominant Position  Diverse Operations    6.7  ✔  ✔  ✔    6.2    ✔  ✔    5.2  ✔  ✔  ✔    3.2    ✔  ✔    3.1    ✔  ✔    2.8  ✔  ✔  ✔    2.0  ✔  ✔  ✔    1.8  ✔  ✔  ✔    1.8  ✔  ✔  ✔    1.8  ✔  ✔  ✔  Top 10 airlines have $172 billion in annual revenues in 2014All airlines have dominant market positions either outright, with equity partnerships, or with strategic alliances High correlation between country exposure and sovereign credit82% of China exposure with the “Big 3”39% of Russia exposure with Aeroflot  For the six months ended June 30, 2015  Country  % Rent1  # of Carriers  % Average per Carrier  USA  10.7  15  0.7  China  10.7  15  0.7  France  7.9  7  1.1  Russia  7.5  16  0.5  UAE  6.0  4  1.5

Routine Monitoring – Recent Results

Strong underlying lessee credit quality

- **Comprehensive financial review** of portfolio completed in August
- **158 airlines modeled** using 2014 audited financials
- AerCap lessee weighted **average credit score = 5.36**
- **75% of AerCap lessees demonstrated significant improvement** in risk profile since January 2014
- AerCap assesses a number of **financial metrics** on lessees:



Total Revenues
Cash % Revenue
Current Ratio
EBIT/ Interest
Fleet Age
Debt/ EBITDA
FCF/ Net Debt
Leverage
Fixed Charge Cover
EBITDA Margin

FINANCIAL METRIC COMPARISON[1]

Metric	% Weight Moody's	AerCap Weighted Portfolio (by NBV)	Moody's Equivalent
Fleet Age	8	11.6	**Ba** based on quantitative metrics
EBITDA Margin	8	11.9%	
EBIT/Interest	12	2.8x	
RCF/Net Debt	12	16.8%	
Debt/EBITDA	12	5.2x	

RATINGS BY NBV



$ billion
7
6
5
4
3
2
1
0
STRONG CREDIT
5.36 average
WEAK CREDIT
1 1.5 2 2.5 3 3.5 4 4.5 5 5.5 6 6.5 7 7.5 8 8.5 9 9.5 10

(1) Based on Moody's Airlines and Aircraft Leasing Roundtable, October 2014; Note that there are many other qualitative aspects involved in the ratings process not incorporated in the table

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Watchlist Management

Aged balances have been significantly reduced since the ILFC integration


$50m
$25m
$0m
Receivables greater than 30 days
May '14
Aug '14
Dec '14
Apr '15
Aug '15

- Watchlist is determined in large part by **payment performance**
- **Getting paid** is an absolute imperative
- **Debtor management** is one of AerCap's KPIs
- **AerCap's unrelenting focus** on debtor management instilled across the organization

ESCALATING FOCUS ON DELINQUENCIES

- **Departments to escalate**: Contracts, Leasing, Risk & Legal
  - All cross-department leasing workflows influenced by payment performance
  - Visual aids in offices to remind of priorities and successes

5.7 DSO on 2014 revenues	
Daily	• Cash posted and allocated daily • Debtor report circulated
Weekly	• Agenda item on Operations Call
15 days over	• A range of follow-up actions
30 days over	• A remedial plan put in place • Item #1 on weekly Senior Management Meeting

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 AerCap has ALWAYS been successful in repossessing aircraft  Repossession Management    KEY DETERMINANT OF LGD MITIGATION  Embedded organizational mind-set to act assertively  Ability to plan extensively with a deep knowledge and experience base  Ability to act quickly and globally  Make the right decisions all of the time    Repossessions and unscheduled returns are not everyday occurrences, however they are a common aspect of sub-prime asset pool    AerCap’s proven ability on repossession has underpinned default related costs at less than 1% of revenue for the last 5 years

Yemenia Repossession



AerCap took quick action to secure its two A330-200s on lease to Yemenia upon escalation of Saudi conflict

FOUR WEEKS: MARCH 26 – APRIL 24

WEEK 1	• Conflict began March 26; borders, airspace quickly closed • A/C 1 evacuated from Yemen to Ethiopia • AerCap took control of A/C 2 in Indonesia and spare engine in Singapore • AerCap teams deployed to key locations
WEEK 2	• AerCap secured Yemeni ministerial support for aircraft movements • AerCap started de-registration process with Yemenia • Intense diplomacy across 5 countries to secure flight permits
WEEK 3	• AerCap met with Yemen's U.N. Ambassador in New York, secured release of A/C 1 in Ethiopia • A/C 1 ferried to Amman for preservation; AerCap had full control of both aircraft and spare engine
WEEK 4	• Export C of A issued and aircraft de-registered • 1st aircraft inspection for next lessee arranged • New Irish aircraft registrations allocated

- AerCap leased **two A330-200s** and **one spare engine** to Yemenia, national carrier of Yemen
- Yemenia was a financially challenged lessee, **Saudi conflict was the repossession catalyst**
- On closure of Yemeni airspace, AerCap **took fast action to detain and secure** its assets
  - AerCap **de-registered and placed** the aircraft in long-term preservation at qualified MROs in **28 days**
  - Team members were deployed to negotiate with Yemeni government and work with the U.N. and Dutch diplomats to secure the assets
- Aircraft were **immediately re-leased and delivered** to an existing AerCap customer in Turkey
  - Only 6 weeks between taking control of assets and commitment from new lessee

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Russia – An Important and Performing Market



Sector distress presented certain challenges, but it remains an important market - we have and will take action as necessary

MARKET CONDITIONS

- Devaluing rouble has **increased dollar costs**
- **Decline in domestic airfares** to 2008 levels
- **Significant contraction** of Russian GDP
- Russia **54 carriers lost $412 million** during 2014

However...

- Long-term Russian **air transport needs are compelling**, important not to overreact to short-term pressures
- **Consolidation** and **capacity rationalisation** is underway
- **All Russian lessees pay** maintenance reserves and security deposits
- The entire AerCap fleet is **registered outside of Russia**

AERCAP'S RESPONSE

- Only **1 out of a fleet of 110** aircraft forcibly repossessed
- **+30 days** arrears in Russia is only 0.2% of revenue
- **Consensual approach** to exposure reduction and profitable redeployment of fleet
  - Relationships maintained with **long-term participants – growth will return**
  - Discretionary **re-deployment possible** but only on economic merit
  - **Temporary** seasonal payment relief
  - **Suspension of leasing activity** to all but top-tier names

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 OEM Relations  Martin OlsonHead of OEM Relations

AerCap-OEM Relationship

AerCap is a significant and growing part of the OEM backlog

DELIVERIES FROM OEMs SINCE 1995[1]



1,213
852
810
686
618
504
369
336
330
311
AERCAP
GECAS
American
United
Southwest
Delta
Ryanair
China Eastern
China Southern
easyJet

- The global fleet under an **operating lease increased** from 12% in 1990 to **42%** in **2014**[2]
  - Trend likely to continue to **50%** by **2020**
- Lessors are **increasingly important** to OEMs
- Lessors provide:
  - Delivery stability
  - Access to customers
  - Near term capacity
  - Order in size
  - Support for new aircraft launches

(1) Ascend: Airbus, Boeing and McDonnell Douglas deliveries by aircraft manager (owner)
(2) Boeing Aircraft Finance Market Perspectives, April 2015

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OEM Backlog Management

Effective OEM backlog management reduces asset volatility for new aircraft

- **OEM sophisticated approach** to order cycle management rooted in past experience
  - Backlog representing ~9 years at current production rates
- **Deliveries** expected to **continue unabated**
  - Annual deliveries growth at 4% per year since 1980
- Significant growth in **replacement requirement**[1]
  - 30% of global fleet reaching 25 years of age by 2024
  - Represents 6,000 aircraft

AIRCRAFT DELIVERIES – RESILIENCE[1]



Gulf Crisis
9/11
Financial Crisis
-53%
-31%
-2%
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014

(1) Ascend

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   Customer Diversification  CAPA – Centre for AviationBoeing Current Market Outlook 2015-2034    Increased levels of customer diversification and maturation of LCCs    LCC CAPACITY SHARE (%) OF TOTAL SEATS1  Market liberalization and significant growth of Low Cost Carriers (LCCs)2Increase in LCCs flying short-haul flights under 3,000 miles from 10% in 1994 to ~30% today40% of the 20-year single-aisle deliveries—400 to 500 airplanes every year—will be in this market segmentAverage annual growth rate of LCCs over the past 10 years2 Asia Pacific: 24.5%Europe: 13.4%North America: 2.2%  12.2%  14.2%  17.5%  20.3%  22.8%  25.6%  2003  2004  2005  2006  2007  2008  2009  2010  2011  2012  2013  2014  YTD 2015    2013 25.0%

   Market Diversification  Ascend deliveries share of narrow body and wide body aircraftBoeing Current Market Outlook 2015-2034, includes regional jets  Increased levels of market diversification and reduced market volatility    WORLD TO TAKE DELIVERY OF OVER 38,000 AIRCRAFT IN NEXT 20 YEARS2    Deliveries (1994-2014)1  Deliveries (2015-2034)2  % Growth  Africa  476  1,170  146  Asia-Pacific  5,934  14,330  141  Europe  5,387  8,460  57  Latin America & Caribbean  1,223  3,020  147  Middle East  930  3,180  242  North America  6,088  7,890  30  Overall  20,038  38,050  90  More than 38,000 aircraft expected to be delivered over the next 20 yearsMore than 60% of the 38,000 aircraft not yet ordered Highest level of demand represented by emerging markets Reduced market volatility due to globalization and less reliance on any particular marketDecrease in North America and Europe RPKs from 73% in 1994 to 49% today

 Forward Order Considerations  When placing aircraft orders, several considerations factor into decision-making  Considerations underpinning AerCap’s disciplined approach to order placement    Order Size      Flexibility      Engines      Credits      Escalation    Advanced Technology        Liquidity      Performance    Value creation through order placement

   Best Orderbook in the Industry    AerCap well positioned to meet current and future demand    AVERAGE OF ~61 NEW AIRCRAFT DELIVERIES PER YEAR (2015-2022)  Focus on keeping orderbook fresh and liquidDiverse mix of Airbus and Boeing aircraft to meet customer demandContracted growth rate of ~5% over the next few yearsOver 99% of forward orders are new technology aircraft   As of September 2, 2015        Wide Body  Narrow Body  Regional Jet  3  2015  2016  2017  2018  2019  2020  2021  2022  14  46  66  77  82  79  62  30

Orderbook Highlights

Top customer across all modern technology aircraft



Boeing 787

- Largest lessor customer
- World's 2nd overall customer



Airbus A350

- 1st lessor delivery
- 2nd largest lessor customer



Airbus A320neo

- Largest lessor customer
- World's 3rd overall customer



Boeing 737 MAX

- 2nd largest lessor customer
- World's 3rd overall customer



Embraer Jets-E2

- Largest lessor customer
- Lessor launch customer

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 Financial Performance  Keith HelmingChief Financial Officer

   Since 2007, AerCap has grown its assets ten-fold with consistent 12% annual average EPS1 growth through all economic cycles  2007 Adjusted EPS: $2.48; 1H 2015 Annualized Adjusted EPS: $6.32Book Value per Share is calculated as of June 30, 2015  Consistent Margins  9.6%Average NIM  4.2%Average NIM less Depreciation    Financial Crisis        Ebola/Russian Crisis    European Crisis    Oil Crisis          121086420  2007  2008  2009  2010  2011  2012  2013  2014  YTD 2015  ($ billion)        (%)      454035302520151050      0      Book Value per Share2    Historical Average    Historical Average

   AerCap has achieved stable fleet utilization through all economic cycles  For the six months ended June 30, 2015    Oil Crisis    Ebola/Russian Crisis    Financial Crisis    European Crisis    Consistent Fleet Utilization  1  Minimum → 97.7%  Maximum → 99.5%  45 4035302520151050  Total Assets ($ billion)  Utilization Rate                    1.8%10-year range

 Proven track record of active portfolio management with 280 owned aircraft sold since 2006 (393 incl. managed aircraft)  Excludes loss on ALS and Genesis portfolio sales  Consistent Generation of Gains on Sales  1  1  Historical Average    ~13%average margin on sales/part-outs1  ($ million)

 Impact for defaults and restructuring have averaged less than 1% of lease revenue since 2010    Limited Impact from Defaults  Historical Average  2010 2011 2012 2013 2014 1H 2015   -10%  0%  10%    ~0.8%historical average  The accounting for default costs is as follows: Maintenance reserves and deposits held are recorded as revenue upon lease terminationCosts are expensed as incurred

 Consistent Outperformance vs. Bank Returns  Since 2007, AerCap’s ROE outperformed major banks1 by 9.5% on average          Financial Crisis    Ebola/Russian Crisis      Oil Crisis    2007  2009  2010  2011  2008  2012  2013  2014  1H 2015  Historical Average  Historical Average  KWB Bank Index used as proxy for Major Banks Return on Equity (Bloomberg)  AerCap ROE  Major Banks ROE  European Crisis    13.3%AerCap    3.8%Bank index

 Specific Financial Topics

 Interest Rate Management        Risk from rising interest rates is essentially hedged  Interest Rate Caps & Swaps  Floating Rate Leases, Cash, & Other  Fixed Rate Debt  Balances as of June 30, 2015    100bps increase in interest rates would have a negative impact of ~$30 million per annumPrimarily driven by the difference between current rates and strike rates of caps

Aircraft Portfolio Valuation As of March 31, 2015

Carrying value of assets compares favorably with third-party appraisals

($ billion)	Carrying Value
Flight Equipment	33.0
Maintenance Rights Intangible	3.7
Maintenance Liability	(3.2)
Net Carrying Value	33.5
Value from Appraisers[2]	36.8
Difference	3.3

Note:
Information from Appraisers reflect their opinions of the value of aircraft in our portfolio. Their estimates may not be indicative of the current or future market values of aircraft. Information relating to current market values from appraisers was not used in our determination of fair value of the ILFC portfolio.

VALUE PER SHARE



$60
$50
$40
$30
$20
$10
$0
~$40
~$15
~$55
~$15
~$40
Book Value Per Share
Potential Embedded Value per Appraisers
Including Potential Embedded Value

$3.3 billion differential translates into ~$15 in per share additional value (post-tax)

(1) Includes 1,133 owned aircraft as of March 31, 2015

(2) Average of half-life current market values from Ascend, BK and AISI as of March 31, 2015

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     Russia Net Exposure  CURRENT NET EXPOSURE  FORECASTED NET EXPOSURE       (5) Re-leases under LOI (1) Contracted Sale(12) Planned Part-outs  PLANNED ACTIONS  Since 2H 2014, AerCap reduced exposure by 19 aircraft with further 18 planned  Includes Flight Equipment, Finance Leases, Maintenance Rights Intangible, Maintenance Liability and Letters of Credit as of March 31, 2015Average of half-life current market values from Ascend, BK and AISI as of March 31, 2015  Net Exposure1  Aircraft Value2  $2.1 billion  $ 2.7 billion  110 Aircraft  92 Aircraft  Net Exposure1  Aircraft Value2  $1.9 billion  $2.4 billion  (18) Aircraft  A330s24%  A320 Family B737-80055%  Other 21%  AerCap continues to monitor market conditions

 Guidance

Contracted Portfolio Growth


AERCAP

Portfolio growth expected to be ~5-6% based on contracted purchases before use of excess capital


$37B
$38B
$41B
$44B
Depreciation Run Rate: ~$2 billion p.a.
Planned Sales: ~$1 billion p.a.
2015
2016
2017
2018

~5% expected growth per annum to 2017 and ~6% to 2018

Contracted Purchases
- 2016 = ~$5 billion
- 2017 = ~$6 billion
- 2018 = ~$6 billion

Current Flight Equipment

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 Portfolio Yields and Depreciation  Portfolio yield / depreciation expected to be relatively stable in coming years    2015  2016  2017  2018  Weighted Average Age1  7.7  7.7  7.4  6.9            Estimated Yield2 (%)  12.7  12.5  12.3  12.0  Estimated Depreciation Rate3 (%)  5.7  5.6  5.5  5.2            Estimated Net Impact (%)  7.0  6.9  6.8  6.8  Age at midyearBasic lease rents divided by average book value of flight equipment and maintenance right intangibleDepreciation rate on adjusted basis  Decreasing average age in aircraft portfolio drives a reduction in yield and depreciation ratesReduction in average age reduces risk in the aircraft portfolio

 Maintenance Contribution  Net maintenance contribution expected to be $0.10 - $0.15 billion in coming years  Maintenance contribution on adjusted basis  ($ billion)  2015  2016-2018        Estimated Maintenance Income  0.25    Estimated Lease Expense  0.15          Estimated Net Maintenance Contribution1  0.10  0.10-0.16        Maintenance Contribution Yield (%)  0.27  0.37

 Other Expense Items  Modest variation in other expense items through 2018    2015  2016  2017  2018            Interest Rate (%)1  3.6  3.8  4.0  4.0  SG&A ($ billion)2  0.4  0.4  0.4  0.4  Tax Rate (%)  13.5  12.5-13.0  12.5-13.0  12.5-13.0            Based on current market rates, increase in cost is equal to ~30bps of average leased assetsSG&A includes share based compensation expense

Rapid Deleveraging

AERCAP Aviation Solutions

Debt/Equity ratio expected to be 3.0x at year end 2015; Excess capital of ~$500m+ expected to be generated per annum[1]



5.5x
5.0x
4.5x
4.0x
3.5x
3.0x
2.5x
2.0x
Original Forecast
Current Forecast
Actual
5.3x
4.8x
4.6x
4.4x
4.2x
4.0x
3.9x
3.8x
3.4x
3.2x
3.3x
3.2x
3.0x
2.9x
Jun '14
Dec '14
Mar '15
Jun '15
Sep '15
Dec '15
Mar '16

~2.7x - 3.0x
Targeted debt/equity range

The debt/equity ratios are calculated by dividing adjusted net debt by adjusted equity. Adjusted net debt is calculated as follows: debt less cash and cash equivalents, less 50% equity credit for long-term subordinated debt. Adjusted equity is calculated as follows: total equity plus 50% equity credit for long-term subordinated debt

(1) AerCap's estimated capital structure (debt/equity ratios), are subject to change, in light of highly fluid market conditions and other factors, refer to slide 2: Disclaimer Incl. Forward Looking Statements & Safe Harbor

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Use of Expected Excess Capital

AERCAP Aviation Solutions

Combination of additional aircraft purchases and return of capital expected

EXCESS CAPITAL OF
~$1.5+ billion
GENERATED 2016 THROUGH 2018

IF USED FOR AIRCRAFT PURCHASES

COULD RESULT IN ADDITIONAL AIRCRAFT LEASE ASSET GROWTH OF ~5% ABOVE CONTRACTED LEVELS

IF USED FOR SHARE REPURCHASES

NUMBER OF SHARES THAT CAN BE REPURCHASED: +/- **30** MILLION, COULD RESULT IN ADDITIONAL EPS GROWTH OF ~5%

Note: Refer to slide 2: Disclaimer Incl. Forward Looking Statements & Safe Harbor

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Targeted Earnings Per Share Growth  ~7-9% EPS growth per annum driven by contracted growth and use of excess capital1  Earnings per Share growth from 2016 to 2018 excludes gains on sales; Refer to slide 2: Disclaimer Incl. Forward Looking Statements & Safe Harbor  ~(2%)-(3%)  ~7-9%  ~5%  ~5-6%  (%)

 Maintenance Rights Asset  Reflects estimated cash receipts of ~$1.0 billion on end-of-lease contracts which is applied against/reduces the maintenance rights asset  ($ billion)  2014  2015  2016  2017  2018+  Total1                Depreciation Adjustment  (0.17)  (0.25)  (0.25)  (0.25)  (2.06)  (2.98)  Leasing Expenses Adjustment  0.06  0.42  0.48  0.30  1.72  2.98                Net Pre-Tax Adjustment  (0.11)  0.17  0.23  0.05  (0.34)  -                Net Post-Tax Adjustment  (0.10)  0.15  0.20  0.05  (0.30)  -  As a result of the purchase accounting, a portion of the acquired ILFC aircraft value is classified as an intangible asset The amortization cost for this portion of the aircraft asset value is recorded as lease expense instead of depreciation expensePrior to the acquisition, this asset was part of the aircraft book value and subject to normal depreciationThe adjusted amount reflects lease expense and depreciation on an economic basis   Accounting for maintenance rights asset results in accelerated depreciation of aircraft values

   Keith Helming Chief Financial Officer      Anton JoinerChief Risk Officer  Martin OlsonHead of OEM Relations  Q&A

 Summary and Closing  Aengus KellyChief Executive Officer

 AerCap Investment Case  Today AerCap is the largest and most profitable aircraft lessor  Strong and resilient industry fundamentals   Industry leading earnings delivering shareholder value   Proven track record of rapid deleveraging  Efficient and scalable platform  Strong growth profile  Hedging strategies to mitigate risk  Highly experienced management team with deep industry expertise

 Thank you

 Head Office, AerCap House  Stationsplein 965  1117 CE Schiphol, The Netherlands  +31 20 655 9655  contact@aercap.com